UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AZZURRA HOLDING CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
94352W205
(CUSIP Number)
Daniel W. Rumsey
501 West Broadway
Suite 800
San Diego, California 92101
(619) 795-1134
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With Copies to:
Daniel W. Rumsey
Disclosure Law Group
501 West Broadway
Suite 800
San Diego, Colorado 92101
(619) 795-1134
May 11 , 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94352W205
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Daniel W. Rumsey
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) Membership in Group is Expressly Affirmed
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 8500
	(8)	Shared Voting Power 17000
	(9)	Sole Dispositive Power 8500
	(10)	Shared Dispositive Power 17000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8500
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 4.5%
(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 94352W205
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Rebecca L. Cherry-Rumsey
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) Membership in Group is Expressly Affirmed
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 8500
	(8)	Shared Voting Power 17000
	(9)	Sole Dispositive Power 8500
	(10)	Shared Dispositive Power 17000
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 8500
(12)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (9) 4.5%
(14)	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer
Common Stock. Securities issued by Azzurra Holdings Corporation, 501 West Broadway, Suite 800, San Diego, CA 92101.
Item 2. Identity and Background
(a)
Daniel W. Rumsey

Rebecca L. Cherry-Rumsey
(b)
501 West Broadway, Suite 800, San Diego, CA 92101
(c)
Both reporting owners are individuals. Rebecca L. Cherry-Rumsey is the spouse of Daniel W. Rumsey, whose principal occupation is attorney. Mr. Rumsey is self-employed, and his principal business is located at 501 West Broadway, Suite 800, San Diego, CA 92101.
(d)
N/A
(e)
N/A
(f)
U.S.
Item 3. Source and Amount of Funds or Other Consideration
Shares were issued in consideration of services provided to Issuer.
Item 4. Purpose of Transaction
Shares were issued in consideration for services provided to the Issuer. Daniel W. Rumsey is the principal accounting and executive officer of the Issuer, and is therefore a control person of Issuer.
Item 5. Interest in Securities of the Issuer.
(a)
17,000 shares
(b)
Daniel W. Rumsey: 8,500 shares

Rebecca L. Cherry-Rumsey: 8,500 shares
(c)
None
(d)
N/A
(e)
N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   May 11, 2011

By:	/s/ Daniel W. Rumsey

Name: Daniel W. Rumsey
Date:   May 11, 2011

By:	/s/ Rebecca L. Cherry-Rumsey

Name: Rebecca L. Cherry-Rumsey